SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)

Bedford Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

076127 1 0 9
(CUSIP Number)

June 25, 2002
(Date of Event Which Requires Filing of this Statement)

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Vyatcheslav Cherkasov

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Citizenship or Place of Organization. Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 1,214,000 (6) Shared Voting Power: 0 (7) Sole Dispositive Power: 1,214,000 (8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

1,214,000

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11) Percent of Class Represented by Amount in Row 9

6%

(12) Type of Reporting Person (See Instructions)

IN

(14) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Item 1

Item 1(a) Name of Issuer:

Bedford Holdings, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

148 Central Avenue, Old Tappan, NJ

Item 2

2(a) Name of Person Filing:

Vyatcheslav Cherkasov

2(b) Address or Principal Business Office or, if none, Residence:

41 Steward Ave.
Eastchester, New York 10709

2(c) Citizenship:

Russian Federation

2(d) Title of Class of Securities:

Common Stock, par value $.001 per share

2(e) CUSIP No.:

076127 10 9

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or Dealer registered under Section 15 of the Act.
(b) [ ] Bank as defined in Section 3(a)(6) of the Act.
(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-g. 1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount Beneficially Owned:

1,214,000

(b) Percent of class

6%

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 1,214,000
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,214,000
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2002

Signature

/s/ Vyatcheslav Cherkasov
Vyatcheslav Cherkasov